SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACTIVE IQ TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK. $.01 PAR VALUE

(Title of Class of Securities)

00505Q 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00505Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald E. Eibensteiner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,525,734

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,525,734

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,525,734  (INCLUDES WARRANTS TO PURCHASE 100,000 SHARES OF COMMON STOCK. ALSO INCLUDES OPTIONS TO PURCHASE 75,000 SHARES WHICH ARE VESTED. ALSO INCLUDES 617,400 SHARES AND WARRANTS TO PURCHASE 533,334 SHARES OWNED BY WYNCREST CAPITAL, INC., A CORPORATION WHOLLY OWNED BY THE REPORTING PERSON.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ACTIVE IQ TECHNOLOGIES, INC.
	(b)	Address of Issuer's Principal Executive Offices 5720 Smetana Drive, Suite 101 MINNETONKA, MINNESOTA 55343

Item 2.
	(a)	Name of Person Filing RONALD E. EIBENSTEINER
	(b)	Address of Principal Business Office or, if none, Residence 800 NICOLLET MALL, SUITE 2690 MINNEAPOLIS, MINNESOTA 55402
	(c)	Citizenship USA
	(d)	Title of Class of Securities COMMON STOCK, $.01 PAR VALUE
	(e)	CUSIP Number 00505Q 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:     1,525,734 (INCLUDES WARRANTS TO PURCHASE 100,000 SHARES OF

         COMMON STOCK. ALSO INCLUDES OPTIONS TO PURCHASE 75,000 SHARES WHICH ARE

         VESTED. ALSO INCLUDES 617,400 SHARES AND WARRANTS TO PURCHASE 533,334

         SHARES OWNED BY WYNCREST CAPITAL, INC., A CORPORATION WHOLLY OWNED BY

         THE REPORTING PERSON.)

(b) Percent of class: 10.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,525,734
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,525,734
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

(b)           The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003	/S/ RONALD E. EIBENSTEINER
RONALD E. EIBENSTEINER